Exhibit 99.1

 Q2 2024 Update  July 23rd, 2024

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.20  p.23

Executive Summary

Our business continued to perform well in Q2, led by healthy subscriber gains, improved monetization and record profitability. Although we did see another quarter of MAU variability, funnel conversion remained strong, particularly in developed markets where we recently adjusted pricing. As a result, Subscriber net additions of 7 million were 1 million ahead of guidance. Revenue grew 21% Y/Y on a constant currency* basis. Gross Margin of 29.2% was also ahead of guidance and up 510 bps Y/Y, while Operating Income of €266 million was better due to Gross Margin strength and lower marketing and personnel and related costs. Operating Income was impacted by €59 million in Social Charges, which were €46 million higher than forecast due to share price appreciation during the quarter. Q2 Free Cash Flow* reached €490 million.

Overall, we are encouraged by the traction we are seeing from our monetization initiatives and remain focused on delivering on the goals outlined at our 2022 Investor Day.

USER & FINANCIAL SUMMARY	Q2 2023	Q1 2024	Q2 2024	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	551	615	626	14%	2%
Premium Subscribers	220	239	246	12%	3%
Ad-Supported MAUs	343	388	393	15%	1%
FINANCIALS (€M)					
Premium	2,773	3,247	3,351	21%	3%
Ad-Supported	404	389	456	13%	17%
Total Revenue	**3,177**	**3,636**	**3,807**	**20%**	**5%**
Gross Profit	766	1,004	1,112	45%	11%
Gross Margin	**24.1%**	**27.6%**	**29.2%**	--	--
Operating (Loss)/Income	**(247)**	**168**	**266**	--	--
Operating Margin	(7.8%)	4.6%	7.0%	--	--
Net Cash Flows From Operating Activities	13	211	492	--	--
Free Cash Flow*	**9**	**207**	**490**	--	--

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Double digit Y/Y growth in  MAUs and Subscribers  Expanded video podcast catalog to more than 250,000 shows  Incorporated over 250,000 audiobook titles into our Premium offering in Canada, Ireland and New Zealand  Introduced Basic plan in Australia, the United Kingdom and the United States to give eligible users the option for ad-free music listening without audiobook listening time  Introduced Creative Lab, a new in-house ad creative agency and  Quick Audio, a generative AI tool for advertisers  Key Highlights  Strong Revenue growth with  record high profitability  Total Revenue grew 20% Y/Y to €3.8 billion; on a constant currency* basis, Total Revenue grew 21% Y/Y  On a constant currency basis, Premium ARPU grew 10% Y/Y (~300 bps of acceleration vs. Q1’24)  Gross Margin finished at a record high of 29.2% (up 510 bps Y/Y)  Operating Income finished at a record high of €266 million (a 7.0% margin)  Unveiled new experiences  and offerings for users and advertisers  MAUs grew 14% Y/Y to 626 million, reflecting Y/Y and Q/Q growth across all regions  Premium Subscribers grew 12% Y/Y to 246 million, reflecting Y/Y and Q/Q growth across all regions

 Results  Q2 2024 Actuals  Guidance  Total Revenue (€B)  In-Line  €3.8  €3.8  Gross Margin  Above  29.2%  28.1%  Operating Income (€M)*  Above  €266  €250  Key Highlights: Actuals vs. Guidance  Users  Results  Q2 2024 Actuals  Guidance  Monthly Active Users (M)  Below  626  631  Premium Subscribers (M)  Above  246  245  Financials  *Includes €59 million of Social Charge accruals which were €46 million higher than forecast / guidance driven by share price appreciation during the quarter.

 FINANCIAL  SUMMARY

 Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  551  574  602  615  626  14%  --  Premium Subscribers  220  226  236  239  246  12%  --  Ad-Supported MAUs  343  361  379  388  393  15%  --  FINANCIALS (€M)  Premium  2,773  2,910  3,170  3,247  3,351  21%  22%  Ad-Supported  404  447  501  389  456  13%  12%  Total Revenue  3,177  3,357  3,671  3,636  3,807  20%  21%  Gross Profit  766  885  980  1,004  1,112  45%  47%  Gross Margin  24.1%  26.4%  26.7%  27.6%  29.2%  --  --  Total Operating Expenses  1,013  853  1,055  836  846  -16%  -17%  Operating (Loss)/Income  (247)  32  (75)  168  266  --  --  Operating Margin  (7.8%)  1.0%  (2.0%)  4.6%  7.0%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  13  211  397  211  492  --  --  Free Cash Flow*  9  216  396  207  490  --  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.5  3.8  4.3  4.7  5.4  --  --

 Revenue  Profitability  Free Cash Flow & Liquidity  Gross Margin was 29.2% in Q2, up 510 bps Y/Y reflecting:  Improved music and podcast profitability,  Lapping of prior year charges related to efficiency actions and  Other Costs of Revenue favorability, partially offset by  Audiobooks costs  Operating Income was €266 million in Q2 and reflected:  Lower personnel and related costs and lower marketing spend, partially offset by  €59 million in Social Charges  At the end of Q2, our workforce consisted of 7,372 full-time employees** globally  Revenue of €3,807 million grew 20% Y/Y in Q2 (or 21% Y/Y constant currency*), reflecting:  Premium Revenue growth of 21% Y/Y (or 22% Y/Y constant currency*), driven by subscriber gains and ARPU increases; and  Ad-Supported Revenue growth of 13% Y/Y (or 12% Y/Y constant currency*)  Free Cash Flow* was €490 million in Q2. Our liquidity and balance sheet remained strong, with €5.4 billion in cash and cash equivalents, restricted cash and short term investments.  Financial Summary  * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Includes employees impacted by December 2023 workforce reduction that remained on garden leave.

 Revenue  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Improved Premium growth led by ARPU acceleration  Premium Revenue grew 21% Y/Y to €3,351 million (or 22% Y/Y constant currency*), reflecting subscriber growth of 12% Y/Y and a Premium ARPU increase of 8% Y/Y to €4.62 (or up 10% Y/Y constant currency vs. 7% Y/Y in Q1’24). Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product/market mix.  Double-digit advertising growth  Ad-Supported revenue grew 13% Y/Y (or 12% Y/Y constant currency*), reflecting double digit Y/Y growth across all regions. Music advertising growth was driven by gains in impressions sold and increased pricing. Podcast advertising revenue growth was driven by growth in impressions sold across Original and Licensed podcasts and the Spotify Audience Network, partially offset by softer pricing. The Spotify Audience Network saw Q/Q growth in participating publishers and advertisers.

Gross Margin

Music and podcast gains along with Other Cost of Revenue favorability aid Y/Y expansion

Total Gross Margin



29.2%
Q2'20
Q2'21
Q2'22
Q2'23
Q2'24

Gross Margin finished at 29.2% in Q2, up 510 bps Y/Y. The Y/Y trend reflects improvement across music and podcasting and reductions in Other Cost of Revenue, partially offset by audiobooks costs. ~160 bps of the Y/Y improvement also reflects a lapping of prior year charges related to efficiency actions.

Premium Gross Margin



31.4%
Q2'20
Q2'21
Q2'22
Q2'23
Q2'24

Premium Gross Margin was 31.4% in Q2, up 291 bps Y/Y. The Y/Y trend reflects improvements in music profitability and Other Cost of Revenue, partially offset by audiobooks costs.

Ad-Supported Gross Margin



13.4%
Q2'20
Q2'21
Q2'22
Q2'23
Q2'24

Ad-Supported Gross Margin was 13.4% in Q2, up 1,907 bps Y/Y. ~1,260 bps of the Y/Y improvement reflects a lapping of prior year charges related to efficiency actions. The remaining Y/Y trend reflects improvement in music profitability and podcast trends as well as Other Cost of Revenue favorability.

Spotify

 Operating Expenses declined 16% Y/Y in Q2. Y/Y changes in Social Charge movements elevated Y/Y expense growth by  ~400 bps while the lapping of the prior year charges related to efficiency initiatives lowered expense growth by ~700 bps. The remaining 14% Y/Y decline in Operating Expenses reflected a decrease in personnel and related costs and lower marketing spend. Currency movements had a <1% impact on reported Operating Expense growth.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €59 million in the current period, €58 million of which were in Operating Expenses. Prior year period Operating Expenses included €25 million in Social Charges.  Operating Expenses  Y/Y declines driven by increased focus on efficiency  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Record performance aids balance sheet strength  Free Cash Flow was €490 million in Q2, a record high as a result of higher Net Income adjusted for non-cash items and favorability in net working capital. Capital expenditures were flat Y/Y at €2 million.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged over €360 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. In Q2, trailing 12 month Free Cash Flow expanded to €1.3 billion. On a cumulative basis, we have generated over €2.6 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €5.4 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 14% Y/Y to 626 million, up from 615 million last quarter, but below our guidance by 5 million (<1%).  Quarterly performance reflected:  Growth across all regions, with Q/Q net additions led by Rest of World and Europe  Continued recalibration of our marketing activities  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 12% Y/Y to 246 million, up from 239 million last quarter and 1 million above guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by North America and Europe  Strong Q2 promotional campaign intake due to top-of-funnel health  Premium Subscribers

 PRODUCT  & PLATFORM

 Growing Global Music and Artist Discovery  Predicted Spotify’s 2024 Songs of Summer as the Editorial team highlighted the summer’s defining songs, including Shaboozey’s “A Bar Song (Tipsy)” and Tems’ “Love Me Jeje”.  Rolled out AI Playlist in Beta enabling users in the United Kingdom and Australia to create playlists by typing in their own prompts.  Unveiled Live Listening Parties with numerous artists including Billie Eilish and Peso Pluma, hosting listening parties for their new albums with their top Spotify fans.

 Growing User Experiences and Offerings  There are now more than 250,000 video podcast shows on Spotify and more than 170 million users have watched a video podcast on Spotify.  Introduced a new Spotify Basic plan in Australia, the United Kingdom and the United States to give eligible users the option for ad-free music listening without audiobook listening time.  Announced Countdown Pages for audiobooks, allowing listeners to pre-save audiobooks before a book’s release date and enabling authors, publishers and narrators to promote their upcoming titles ahead of launch.

 Expanding Advertising Innovation  Introduced Creative Lab, Spotify’s new in-house creative agency that helps partners build brand experiences that leverage Spotify's creative and cultural potential to reach our engaged audience.  Announced the forthcoming launch of Quick Audio, a generative AI tool for advertisers to create scripts and voiceovers.

 OUTLOOK

 Outlook for Q3’24  The following forward-looking statements reflect Spotify’s expectations for Q3 2024 as of July 23, 2024 and are subject to substantial uncertainty.  Total MAUs  639 million  Implies the addition of approximately 13 million net new MAUs in the quarter  Total Premium Subscribers  251 million  Implies the addition of approximately 5 million net new subscribers in the quarter  Total Revenue  €4.0 billion  Assumes approximately 100 bps headwind to growth Y/Y due to foreign exchange rate movements; based on currency rates as of the Q2 close  Gross Margin  30.2%  Primarily driven by Y/Y improvement in music, podcasting and Other Cost of Revenue  Operating Income  €405 million  Incorporates €15 million in Social Charges based on a Q2 close share price of $313.79

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Ben Kung, our Interim Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ224. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I570506  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, gross profit, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 8, 2024, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  June 30, 2024  March 31, 2024  June 30, 2023  Revenue  3,807  3,636  3,177  Cost of revenue  2,695  2,632  2,411  Gross profit  1,112  1,004  766  Research and development  379  389  453  Sales and marketing  343  324  399  General and administrative  124  123  161  846  836  1,013  Operating income/(loss)  266  168  (247)  Finance income  76  59  33  Finance costs  (72)  (53)  (27)  Finance income/(costs) - net  4  6  6  Income/(loss) before tax  270  174  (241)  Income tax (benefit)/expense  (4)  (23)  61  Net income/(loss) attributable to owners of the parent  274  197  (302)  Earnings/(loss) per share attributable to owners of the parent  Basic  1.37  0.99  (1.55)  Diluted 1.33  0.97  (1.55)  Basic 199,959,172  198,025,456  194,420,128  Weighted-average ordinary shares outstanding  Diluted  206,119,851  203,773,043  194,420,128

 June 30, 2024  December 31, 2023  Assets  Non-current assets  Lease right-of-use assets  254  300  Property and equipment  211  247  Goodwill  1,167  1,137  Intangible assets  68  84  Long term investments  1,931  1,215  Restricted cash and other non-current assets  70  75  Finance lease receivables  52  —  Deferred tax assets  49  28  3,802  3,086  Current assets  Trade and other receivables  753  858  Income tax receivable  35  20  Short term investments  1,344  1,100  Cash and cash equivalents  4,054  3,114  Other current assets  158  168  6,344  5,260  Total assets   10,146  8,346  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  5,637  5,155  Treasury shares  (262)  (262)  Other reserves  2,595  1,812  Accumulated deficit  (3,711)  (4,182)  Equity attributable to owners of the parent  4,259  2,523  Non-current liabilities  Exchangeable Notes  1,323  1,203  Lease liabilities  472  493  Accrued expenses and other liabilities  11  26  Provisions  3  3  Deferred tax liabilities  19  8   1,828  1,733  Current liabilities  Trade and other payables  1,091  978  Income tax payable  17  12  Deferred revenue  657  622  Accrued expenses and other liabilities  2,223  2,440  Provisions  24  21  Derivative liabilities  47  17  4,059  4,090  Total liabilities  5,887  5,823  Total equity and liabilities   10,146  8,346  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 June 30, 2024  March 31, 2024  June 30, 2023  Operating activities  Net income/(loss)  274  197  (302)  Adjustments to reconcile net income/(loss) to net cash flows  Depreciation of property and equipment  21  22  30  Amortization of intangible assets  9  9  14  Impairment charges on real estate assets  14  4  90  Write-off of content assets  —  —  30  Share-based compensation expense  81  69  97  Finance income  (76)  (59)  (33)  Finance costs  72  53  27  Income tax (benefit)/expense  (4)  (23)  61  Other  (1)  —  2  Changes in working capital:  Decrease in trade receivables and other assets  40  80  (97)  Increase/(decrease) in trade and other liabilities  28  (171)  77  Increase in deferred revenue  21  7  18  Increase/(decrease) in provisions  4  —  (2)  Interest paid on lease liabilities  (9)  (9)  (10)  Interest received  41  37  26  Income tax paid  (23)  (5)  (15)  Net cash flows from operating activities  492  211  13  Investing activities  Payment of deferred consideration pertaining to business combinations  (3)  (7)  —  Purchases of property and equipment  (2)  (5)  (2)  Purchases of short term investments  (1,285)  (998)  (138)  Sales and maturities of short term investments  1,179  900  265  Dividends recieved  18  —  —  Change in restricted cash  —  1  (2)  Other  1  (5)  (10)  Net cash flows used in investing activities  (92)  (114)  113  Financing activities  Proceeds from exercise of stock options  240  242  35  Payments of lease liabilities  (24)  (15)  (27)  Lease incentives received  —  —  —  Payments for employee taxes withheld from restricted stock unit releases  (32)  (25)  (16)  Net cash flows from financing activities  184  202  (8)  Net increase in cash and cash equivalents  584  299  118  Cash and cash equivalents at beginning of the period  3,451  3,114  2,443  Net foreign exchange gains/(losses) on cash and cash equivalents  19  38  (11)  Cash and cash equivalents at period end   4,054   3,451  2,550  (Unaudited) (in € millions)  Three months ended  Interim condensed consolidated statement of cash flows

 June 30, 2024  March 31, 2024  June 30, 2023  Basic earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  274  197  (302)  Shares used in computation:  Weighted-average ordinary shares outstanding  199,959,172  198,025,456  194,420,128  Basic earnings/(loss) per share attributable to owners of the parent   1.37   0.99   (1.55)  Diluted earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  274  197  (302)  Net income/(loss) used in the computation of diluted earnings/(loss) per share  274  197  (302)  Shares used in computation:  Weighted-average ordinary shares outstanding  199,959,172  198,025,456  194,420,128  Stock options  4,216,472  3,684,589  —  Restricted stock units  1,925,727  2,038,363  —  Other contingently issuable shares  18,480  24,635  —  Diluted weighted-average ordinary shares  206,119,851  203,773,043  194,420,128  Diluted earnings/(loss) per share attributable to owners of the parent   1.33   0.97  (1.55)  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings/(loss) per share

 Three months ended  June 30, 2024  June 30, 2023  IFRS revenue  3,807  3,177  Foreign exchange effect on 2024 revenue using 2023 rates  (41)  Revenue excluding foreign exchange effect  3,848  IFRS revenue year-over-year change %  20%  Revenue excluding foreign exchange effect year-over-year change %  21%  IFRS Premium revenue  3,351  2,773  Foreign exchange effect on 2024 Premium revenue using 2023 rates  (45)  Premium revenue excluding foreign exchange effect  3,396  IFRS Premium revenue year-over-year change %  21%  Premium revenue excluding foreign exchange effect year-over-year change %  22%  IFRS Ad-Supported revenue  456  404  Foreign exchange effect on 2024 Ad-Supported revenue using 2023 rates  4  Ad-Supported revenue excluding foreign exchange effect  452  IFRS Ad-Supported revenue year-over-year change %  13%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  12%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  June 30, 2024 June 30, 2023  IFRS Research and development expenses 379 453  Foreign exchange effect on 2024 expenses using 2023 rates 3  Research and development expenses excluding foreign exchange effect 376  IFRS Research and development expenses year over year change % (16)%  Research and development expenses excluding foreign exchange effect year-over-year change % (17)%  Reconciliation of IFRS to non-IFRS results  Three months ended  June 30, 2024 June 30, 2023  IFRS Sales and marketing expenses 343 399  Foreign exchange effect on 2024 expenses using 2023 rates —  Sales and marketing expenses excluding foreign exchange effect 343  IFRS Sales and marketing expenses year over year change % (14)%  Sales and marketing expenses excluding foreign exchange effect year-over-year change % (14)%  Three months ended  June 30, 2024 June 30, 2023  IFRS General and administrative expenses 124 161  Foreign exchange effect on 2024 expenses using 2023 rates —  General and administrative expenses excluding foreign exchange effect 124  IFRS General and administrative expenses year over year change % (23)%  General and administrative expenses excluding foreign exchange effect year-over-year change % (23)%  Three months ended  June 30, 2024  June 30, 2023  IFRS Operating expenses  846  1,013  Foreign exchange effect on 2024 operating expenses using 2023 rates  3  Operating expenses excluding foreign exchange effect  843  IFRS Operating expenses year over year change %  (16)%  Operating expenses excluding foreign exchange effect year-over-year change %  (17)%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Net cash flows from/(used in) operating activities	107	65	54	123	119	37	39	40	(70)	59	13	211	397	211	492
Capital expenditures	(35)	(24)	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)
Change in restricted cash	2	—	—	1	—	(5)	3	—	2	—	(2)	6	—	1	—
Free Cash Flow	**74**	**41**	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Net cash flows from operating activities	349	361	333	318	235	46	68	42	213	680	832	1,311
Capital expenditures	(104)	(85)	(71)	(56)	(36)	(25)	(17)	(14)	(10)	(6)	(9)	(9)
Change in restricted cash	3	1	(4)	(1)	(2)	—	5	—	6	4	5	7
Free Cash Flow	**248**	**277**	**258**	**261**	**197**	**21**	**56**	**28**	**209**	**678**	**828**	**1,309**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended							
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Net cash flows from operating activities	101	179	344	573	259	361	46	680
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**

APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q2 close, our stock price was $313.79. In Q3, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €30M impact on Social Charges.